UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Commission File Number: 001-33857
VANCEINFO TECHNOLOGIES INC.
3/F, Building 8, Zhongguancun Software Park
Haidian District, Beijing 100193
People’s Republic of China
+86 (10) 8282-5266
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-      N/A

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCEINFO TECHNOLOGIES INC.
By:	/s/ Sidney Xuande Huang
	Name:	Sidney Xuande Huang
	Title:	Chief Financial Officer

Date: November 13, 2009

EXHIBIT INDEX

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Exhibit 99.1 — Press Release	4

Exhibit 99.1

VanceInfo Announces Shareholder Resolutions Adopted at 2009 Annual General Meeting
BEIJING, Nov 13, 2009 — VanceInfo Technologies Inc. (NYSE: VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, announced shareholder resolutions adopted at its annual general meeting of shareholders held in Beijing today.
VanceInfo’s shareholders adopted the following resolutions proposed by the Company:
1. Re-election of Mr. Hao Chen as a Class B director of the Company;
2. Re-election of Ms. Ruby Lu as a Class B director of the Company;
3. Re-election of Mr. Kui Zhou as a Class B director of the Company;
4. Ratification of the appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2008 at a fee agreed by the directors;
5. Appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2009 at a fee agreed by the directors;
6. Ratification of inclusion of financial statements of fiscal year 2008 in the Company’s 2008 annual report; and
7. Authorization of the directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 6 as such director, in his or her absolute discretion, thinks fit.
VanceInfo also announces that its Board of Directors has accepted the resignation of Mr. Penghui Liu from the Company’s Board, effective November 13, 2009 and commended the contribution made by Mr. Liu, who plans to focus on other personal and professional commitments. As a result, the Board composition will be reduced to seven from eight members. Current Board member Ms. Ruby Lu has been appointed by the Board to replace Mr. Penghui Liu as a member of the Company’s audit committee.

About VanceInfo
VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo was the first China software development outsourcer listed on the New York Stock Exchange.
The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2008 revenues, according to International Data Corporation.
VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, and globalization & localization. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan, and China, targeting high-growth industries such as technology, telecommunications, financial services, manufacturing, retail, and distribution.
For further information, please contact:
Melissa Ning
Senior Director, Investor Relations
VanceInfo Technologies Inc.
Tel: +86-10-8282-5330
E-mail: ir@vanceinfo.com

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